 Exhibit 23.2

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Tingo Group, Inc. (formerly known as MICT, Inc.) on Form S-1 of our report dated June 17, 2022, with respect to our audit of the consolidated financial statements of MICT, Inc. as of December 31, 2021 and for the year ended December 31, 2021, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

We resigned as auditors on October 3, 2022 and, accordingly, we have not performed any audit or review procedures with respect to any financial statements incorporated by reference for the periods after the date of our resignation.

/s/ Friedman LLP

Friedman LLP

New York, NY

June 2, 2023